UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-126179

GERSTENSLAGER DEFERRED PROFIT SHARING PLAN

(Exact name of registrant as specified in its charter)

200 Old Wilson Bridge Road

Columbus, OH 43085

(614) 438-3210

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests under the above-referenced plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒*
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None*

Pursuant to the requirements of the Securities Exchange Act of 1934, the Worthington Industries, Inc. Deferred Profit Sharing Plan, as successor plan to the Gerstenslager Deferred Profit Sharing Plan, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WORTHINGTON INDUSTRIES, INC. DEFERRED PROFIT SHARING PLAN

	By:	Administrative Committee,
Plan Administrator

	By:	/s/ Dale T. Brinkman
Date: June 25, 2009		Dale T. Brinkman, Member

*Effective as of January 1, 2009, the Gerstenslager Deferred Profit Sharing Plan (the “Gerstenslager Plan”) was merged into the Worthington Industries, Inc. Deferred Profit Sharing Plan (the “Worthington Plan”). As a result, interests in the Gerstenslager Plan, which constituted securities registered pursuant to the Securities Act of 1933, as amended, no longer exist. Therefore, this Form 15 has been filed to reflect the suspension of the Gerstenslager Plan’s duty to file reports pursuant to Rule 12h-3 of the Securities Exchange Act of 1934, as amended. Reports will continue to be filed for the Worthington Plan.